SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*



                          Leisureplanet Holdings, Ltd.
                          ----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    G34874100
                                   ----------
                                 (CUSIP Number)


                                    12/31/99
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)

         |_|  Rule 13d-1(c)

         |X|  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP No.  G34874100
--------------------------------------------------------------------------------


1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
         Clive Kabatznik
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [    ]

         (b)      [ X ]
--------------------------------------------------------------------------------

3.       SEC Use Only

4.       Citizenship or Place of Organization                      U.S.A.
--------------------------------------------------------------------------------

Number of             5.       Sole Voting Power                       709,999
                      ----------------------------------------------------------
Shares Bene-
ficially Owned        6.       Shared Voting Power                     N/A
                      ----------------------------------------------------------
By Each
Reporting             7.       Sole Dispositive Power                  709,999
                      ----------------------------------------------------------
Person With
                      8.       Shared Dispositive Power                N/A
--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person
                               709,999
--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
         N/A
--------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row (9)
         13.14%
--------------------------------------------------------------------------------

12.      Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------

CUSIP No.  G34874100
--------------------------------------------------------------------------------


Item 1.

         (a)    Name of Issuer    Leisureplanet Holdings, Ltd.

         (b)    Address of Issuer's Principal Executive Offices
                Clarendon House, Church Street, Hamilton HM CX, Bermuda
Item 2.

         (a)    Name of Person Filing     Clive Kabatznik

         (b) Address of Principal Business Office or, if none, Residence 6100 Glades Road, Suite 305, Boca Raton, Florida 33434

         (c)    Citizenship       U.S.A.

         (d)    Title of Class of Securities Common Stock, par value $.01 share

         (e)    CUSIP Number      G34874100

Item 4.      Ownership.

         As of December 31, 1999:

         (a)      Amount beneficially owned:709,999  .

                  Includes 190,000 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock") held by Mr. Kabatznik and 519,999 shares of Common Stock, par value $.01 per share (the "Common Stock"), issuable upon exercise of options that are immediately exercisable at an exercise price of (i) $5.00 per share with respect to 171,666 options, (ii) $3.75 per share with respect to 5,000 options, (iii) $4.75 per share with respect to 250,000 options, (iv) $6.00 per share with respect to 5,000 options, (v) $2.19 with respect to 5,000 options, and (vi) $4.06 with respect to 83,333 options.

                  Does not include 200,001 shares of Common Stock issuable upon exercise of options not exercisable within 60 days. Each share of Class B Common Stock has five votes per share, each share of Common Stock has one vote per share.

          (b)  Percent of class: 13.14%
                                 -----

          (c)  Number of shares as to which the person has:

               (i)  Sole power to vote or to direct the vote 709,999 .
                                                             ---------

               (ii) Shared power to vote or to direct the vote N/A .
                                                               -----

               (iii)Sole  power to  dispose  or to  direct  the  disposition  of
                    709,999 .
                    ---------

               (iv) Shared power to dispose or to direct the  disposition of N/A
                                                                             ---

CUSIP No.  G34874100
--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2000


                                                     /s/ Clive Kabatznik
                                                     -------------------------
                                                     Name: Clive Kabatznik